UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company (issuer))

LLIU100 ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President and Chief Legal and Compliance Officer

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$401,238,831.84	$46,623.95

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 69,285,528 shares of common stock, par value $0.01 per share, of Vitesse Semiconductor Corporation (the “Company”) issued and outstanding multiplied by the offer price of $5.28 per share as of March 27, 2015; (ii) 3,043,024 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of March 27, 2015 multiplied by the offer price of $5.28 per share less the weighted average exercise price for such options of $3.34 per share, (iii) 3,233,651 shares of common stock of the Company subject to outstanding restricted stock units as of March 27, 2015, multiplied by the offer price of $5.28 per share, and (iv) up to 430,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the Amended and Restated 2011 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.28 per share. The calculation of the filing fee is based on information provided by the Company of March 27, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162..

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,623.95	Filing Party: LLIU100 Acquisition Corp. and Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: March 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2015 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 1, 2015, the “Schedule TO”), by (i) LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Shares”), of Vitesse Semiconductor Corporation, a Delaware corporation (the “Company”), at a purchase price of $5.28 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

Item 4 and Item 11

Items 4 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information incorporated into Item 4 and Item 11 of the Schedule TO by reference to the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended by deleting the second paragraph of the subsection entitled “United States Antitrust Compliance” in its entirety and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which began when Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on March 23, 2015, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent filed its Premerger Notification and Report Form. Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on March 23, 2015 and March 31, 2015, respectively. The required waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, on April 7, 2015, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit	Exhibit Name

(a)(5)(H)	Press Release issued by Microsemi Corporation on April 8, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2015	LLIU100 Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: April 8, 2015	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 31, 2015.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Joint press release issued by Microsemi Corporation and Vitesse Semiconductor Corporation on March 18, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2015.+

(a)(5)(C)	Transcript of Microsemi Corporation Analyst/Investor Day, March 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on March 19, 2015).

(a)(5)(D)	Microsemi Corporation Analyst Day presentation, dated March 18, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(E)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(F)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(G)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(H)	Press Release issued by Microsemi Corporation on April 8, 2015

(b)(1)	Commitment Letter, dated March 17, 2015, with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(b)(2)	Amendment No. 6 to Credit Agreement, dated as of March 31, 2015, by and among Microsemi Corporation, Bank of America, N.A., as administrative agent and collateral agent, the other agents party thereto and the lenders referred to therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-08866) filed by Microsemi Corporation on April 1, 2015).

(d)(1)	Agreement and Plan of Merger, by and among Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation, dated March 17, 2015 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).*

(d)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation and certain stockholders of Vitesse Semiconductor Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(3)	Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated March 13, 2013.+

(d)(4)	Amendment to Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated February 4, 2015.+

(d)(5)	Letter Agreement, dated February 23, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.+

(d)(6)	Letter Agreement, dated March 11, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.+

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.
+	Previously filed.